Mail Stop 4561

September 19, 2007

CERTIFIED MAIL
RETURN RECEIPT REQUESTED

Mr. Stephen R. Head
Chief Financial Officer
Interactive Intelligence, Inc.
7601 Interactive Way
Indianapolis, Indiana 46278

> **Re:** **Interactive Intelligence, Inc.**
> **Registration Statement on Form S-3**
> **Filed October 19, 2006**
> **File No. 333-138085**

Dear Mr. Head:

It has been more than nine months since you filed the above registration statement, and the registration statement is now out of date. Within 30 days from the date of this letter, you should either:

- file an amendment to the registration statement to comply with the applicable requirements of the Securities Act of 1933 and the rules and regulations under the Act; or

- file a request for withdrawal of the registration statement.

If you do not amend the registration statement or file a request for withdrawal (or provide us with a satisfactory explanation of why you have not done either of these things) within 30 days, an order may be entered declaring the registration statement abandoned under rule 479 of the Act.

       If you have any questions regarding these comments, you may contact Matthew Crispino at (202) 551-3456. If you require further assistance, you may call me at (202) 551-3730.

Sincerely,

Mark P. Shuman
Branch Chief – Legal

cc: Via Facsimile 317-569-4800
        Christine Long, Esq.
        Baker & Daniels LLP
        Telephone: 317-569-9600